RNS Director/PDMR Shareholding DIRECTOR/PDMR SHAREHOLDING UNILEVER PLC Released 14:23:42 19 June 2026 RNS Number : 0778J Unilever PLC 19 June 2026 Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them Unilever PLC (the "Company") announces that it was notified on 19 June 2026 of the following transaction conducted by a Person Discharging Managerial Responsibilities. The transaction took place on 8 June 2026. The notification was provided to the Company outside the timeframe prescribed by Article 19 of the UK Market Abuse Regulation due to an isolated occurrence of an administrative oversight. 1   Details of the person discharging managerial responsibilities / person closely associated a)   Name   Ruby Lu 2   Reason for the notification    a)   Position/status     Non-Executive Director of Unilever PLC b)   Initial notification /Amendment   Initial Notification 3   Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor   a)   Name   Unilever PLC b)   LEI   549300MKFYEKVRWML317 4   Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted   a)   Description of the financial instrument, type of instrument     Identification code American Depositary Receipts (ADRs), each representing 1 Unilever PLC ordinary 3 1/2 pence share   US9047678035   b) Nature of the transaction Purchase of 8,915 PLC ADRs c) Currency USD - United States Dollar d)   Price(s) and volume(s)       Price(s)   Volume(s) $56.055 8,915 e)   Aggregated information   - Volume   - Total       8,915   $499,730.33 f)   Date of the transaction   2026-06-08 g)   Place of the transaction   New York Stock Exchange - XNYS     Prakash Kakkad Chief Legal Officer and Group Company Secretary   19 June 2026   This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2026 London Stock Exchange plc. All rights reserved.